Exhibit 99.34

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at March 25, 2011, unless otherwise stated

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The consolidated financial statements of Lake Shore Gold Corp. (the “Corporation” or “Lake Shore Gold”) for the year ended December 31, 2010 are included in the 2010 Annual Report, which has been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be presented to the shareholders at the Annual and Special Meeting of Shareholders (the “Meeting”).

2. ELECTION OF DIRECTORS

Management proposes to nominate for election to the Corporation’s Board of Directors the persons named in the section “Election of Directors”. Please refer to that section for a biography of each nominee. All of the nominees are currently directors of the Corporation. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

Directors’ attendance at Board and committee meetings held in 2010 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.

3. APPOINTMENT OF AUDITORS

Deloitte & Touche were initially appointed auditors of the Corporation in 2002. The persons whose names are printed on the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of 181 Bay Street, Suite 1400, Toronto, Ontario, as auditors for the Corporation to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

4. CONFIRMATION OF SHAREHOLDER RIGHTS PLAN

At the Meeting, shareholders will be asked to consider a resolution to confirm the Shareholder Rights Plan that was adopted by the Corporation on March 29, 2011, as more particularly described below.

5. APPROVAL OF THE STOCK PURCHASE PLAN

At the Meeting, shareholders will be asked to consider a resolution to approve a Stock Purchase Plan, as more particularly described below.

6. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions of the proxyholder.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

Quorum for the Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the Proxy. The persons whose names are printed in the enclosed form of Proxy are officers or directors of Lake Shore Gold (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, Management of Lake Shore Gold knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Lake Shore Gold’s registrar and transfer agent, Computershare Investor Services Inc., 9th Floor — 100 University Avenue, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Lake Shore Gold as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Lake Shore Gold are “non-registered” shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of selfadministered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Lake Shore Gold has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee to make sure that your Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Lake Shore Gold to forward meeting materials directly to non objecting beneficial owners. If Lake Shore Gold or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Shares on your behalf. By choosing to send these materials to you directly, Lake Shore Gold (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Lake Shore Gold, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, or in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein, which, in either case, has affected or will materially affect the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value (referred to in this Information Circular as “Shares”). All issued Shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 384,402,156 Shares issued and outstanding as at March 30, 2011. Only those shareholders of record on March 30, 2011, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Corporation.

ELECTION OF DIRECTORS

The following information concerning the proposed nominees has been furnished by each of them. All of the directors are ordinarily resident in Canada. Included in this information are details of directors’ committee memberships and equity ownership. All nominees are currently directors of the Corporation. All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

ALAN C. MOON Alberta, Canada

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee

Securities held:	188,700 common shares 313,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc. • TransAtlantic Petroleum Ltd. • AvenEx Energy Corp. • Pembrook Mining Corp.

ANTHONY P. MAKUCH Ontario, Canada

President and CEO of the Corporation since March 2008; Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. from January 2006 to March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	100,000 common shares 3,439,300 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

Sits on other boards:	• Pembrook Mining Corp.

PETER CROSSGROVE Ontario, Canada

Mr. Crossgrove is the Chairman and acting CEO of Excellon Resources Inc., a silver-lead and silver-zinc concentrate producer. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada and a Member of the Order of Ontario.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee

Securities held:	195,353 common shares 240,500 options to acquire common shares

Principal Occupation:	Acting CEO of Excellon Resources Inc.

Sits on other boards:	• Barrick Gold Corporation • Excellon Resources Inc. • Lateegra Gold Corp. • QLT Inc. • Dundee REIT • Pelangio Mines Inc. • Detour Gold Corporation (Vice-Chairman)

DANIEL G. INNES British Columbia, Canada

Daniel G. Innes holds an MSc in geology and has over 38 years’ experience in the mining industry. Mr. Innes was also a founding principal, director, and VP Exploration of Southwestern Resources Corp. and founder and director of Aurora Platinum Corp. and Lake Shore Gold Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia.

Position with Corporation:	Director (Independent)

Director since:	2003

Committees:	Health, Safety, Environment and Community Committee (Chair) Compensation Committee

Securities held:	772,400 common shares 313,000 options to acquire common shares

Principal Occupation:	President of D.G. Innes & Associates Ltd.

Sits on other boards:	• Zincore Metals Inc. • Pembrook Mining Corp. • Radon Environmental Management Corp

ARNOLD KLASSEN British Columbia, Canada

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with 23 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	19,800 common shares 263,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc. • Zincore Metals Inc.

JONATHAN GILL Ontario, Canada

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill is currently pursuing the ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee

Securities held:	20,000 common shares 243,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co- founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	481,935 common shares 433,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • MAG Silver Corp. • West Kirkland Mining Inc. • Nextraction Energy Corp.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, “dollars” or “$” means Canadian dollars.

Compensation Discussion and Analysis

This section of the Information Circular explains how the Corporation’s executive compensation program is designed and operated with respect to the President and CEO (referred to as “CEO” in the narrative discussion in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer (“CFO”), and the three other most highly compensated executives included in this reported financial year (together with the CEO and CFO collectively referred to as the “NEOs”, and each a “NEO”). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Information Circular.

The philosophy of the Compensation Committee of the Board of Directors (the “Compensation Committee”) is to determine compensation for the Corporation’s executive officers relative to the performance of the Corporation in executing on its objectives. Executive officers receive both fixed compensation and performance-based variable incentive compensation, which together represents Total Direct Compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. A percentage of each NEO’s particular incentive award is based on the Compensation Committee’s determination of the overall performance of the Corporation, in addition to the Compensation Committee’s review of the NEOs’ individual performance. The Compensation Committee’s decisions with respect to Total Direct Compensation for NEOs for 2010 are noted below in the section “Compensation Decisions for 2010”.

Named Executive Officers

The CEO at the end of the most recently completed financial year-end was Anthony Makuch, who took office as the CEO as of March 1, 2008.

The CFO at the end of the most recently completed financial year-end was Mario Stifano, who took office as of October 15, 2008.

The three other most highly compensated executive officers for the last financial year were Brian Hagan, Executive Vice-President, Mike Kelly, Senior Vice-President of Operations, and Eric Kallio, Vice President of Exploration.

Objectives of the Compensation Program

In order for Lake Shore Gold to continue its fast-paced growth into a mid-tier gold producer, the Corporation requires experienced mining personnel with a proven track record of success in building and establishing mining operations. It is a key element of the Corporation’s Compensation Philosophy that compensation be competitive within the market in which the Corporation competes for talent. In addition, compensation should accomplish the following:

•  attract, retain and motivate senior executives in a highly competitive industry and business environment;

•  link executive compensation to corporate performance and creating shareholder value; and

•  reward successful achievement of corporate and individual performance objectives.

Market Benchmarking

Lake Shore Gold’s policy is to provide total executive compensation that is competitive with the median of the marketplace compensation levels, provided performance meets individual and company targets. The Corporation participates annually in the Hay Group Global Mining Compensation review and in the PWC Coopers Consulting Mining Industry Salary Survey (the “Coopers Survey”). The Corporation uses as its principal benchmark the Coopers Survey data with respect to the following 64 Canadian companies:

Adriana Resources Inc.	Entree Gold Inc.	Northgate Minerals Corp.

Agnico-Eagle Mines Ltd.	Farallon Mining Ltd.	NovaGold Resources Inc.

Alamos Gold Inc.	First Quantum Minerals Ltd.	Osisko Mining Corporation

Amerigo Resources Ltd.	Quadra FNX Mining Ltd.	Pan American Silver Corp.

ArcelorMittal	Fortuna Silver Mines Inc.	Potash Corp. of Saskatchewan, Inc.

Aura Minerals Inc.	Gammon Gold, Inc.	Quadra FNX Mining Ltd.

Aurizon Mines Ltd.	Globestar Mining Corp.	Red Back Mining Inc.

B2gold Corporation	Goldcorp Inc.	San Gold Corporation

Baja Mining Corp.	Golden Predator Corp.	Shore Gold Inc.

Barrick Gold Corporation	HudBay Minerals, Inc.	Silver Standard Resources Inc.

BHP Billiton Ltd.	IAMGOLD Corp.	Silvercorp Metals Inc.

Breakwater Resources Ltd.	Imperial Metals Corp.	South American Silver Corp.

Cameco Corp.	Inmet Mining Corporation	St Andrew Goldfields Ltd.

Capstone Mining Corp.	Ivernia Inc.	Stornoway Diamond Corp.

Centerra Gold Inc.	Kinross Gold Corporation	Taseko Mines Ltd.

Claude Resources, Inc.	Kirkland Lake Gold Inc.	Teck Resources Limited

Copper Mountain Mining Corporation	Lundin Mining Corporation	Terrane Metals Corp.

Denison Mines Corp.	Malaga Inc	Uranium One Inc.

Detour Gold Corporation	Mercator Minerals Limited	Western Coal Corp.

Dundee Precious Metals Inc.	Minefinders Corp. Ltd.	Yamana Gold, Inc.

Eldorado Gold Corp.	New Gold, Inc.

Endeavour Silver Corp.	Newmont Mining Corp.

The Corporation believes that the large sample population included in this survey data provides a reliable market median, as outliers have less influence on the results. Lake Shore Gold is at the 52nd percentile in market capitalisation for this group.

Elements of Executive Compensation

Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation, comprising: base salary, short-term incentive in the form of an annual cash bonus, and long-term incentives in the form of stock options.

The allocation of Total Direct Compensation value to these different compensation elements is not based on a formula, but rather is intended to reflect market practices as well as the Compensation Committee’s discretionary assessment of an executive officer’s past contribution and ability to contribute to future short and long-term business results.

Base Salary

In determining base salary levels, the Corporation considers the level of responsibility, level of experience and ability, and overall performance of each NEO. Lake Shore Gold generally targets base salary at the median of the market, as represented by the 2010 Cooper’s Survey data of the “all participant group”. In certain circumstances, the Corporation will, however, target base salaries above the median for individuals considered to be critical to the Corporation’s long term success and who are part of the Corporation’s succession planning. The salaries of the CEO and CFO are above the median, at approximately the 75th percentile, for their positions, and the salaries of the other three NEOs are at approximately the median for each of their positions.

Short-term Incentives

Executive officers are eligible for annual cash bonuses based upon corporate, divisional and individual performance goals and objectives, which are established annually by the Board of Directors and in alignment with the Corporation’s business plan and budget for the year. The annual incentive plan is designed to reward executive officers for their success in achieving the objectives. The maximum cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance. The following were the total eligible percentage bonuses available for 2010 for the NEOs:

Anthony Makuch	165%
President & CEO

Mario Stifano	75%
CFO

Michael Kelly	112.5%
SVP Operations

Brian Hagan	90%
EVP

Eric Kallio	71.25%
VP Exploration

Long-term Incentives

Long-term incentive (“LTI”) compensation is currently provided through the granting of stock options. The LTI is designed to provide a direct link between executive compensation and longer term corporate performance and growth, and to create long-term shareholder value. The Corporation’s stock option plan is generally in line with the market in terms of structure and guidelines, eligibility, number and frequency of shares granted, and vesting provisions (more details of which are provided below). Participants benefit only if the market value of Lake Shore Gold’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the Board at the time of grant, stock options vest 33 1/2% on each anniversary of the grant date for a period of three years and expire five years from the grant date.

Stock Options

Stock Option Granting Process

The Compensation Committee is responsible for approving all individual stock option grants to non-executive employees, and for recommending to the Board for its approval any stock option grants for executive officers.

Stock option grants may be assessed at the time an employee joins the Corporation and thereafter annually. Employees may also be eligible for an option grant at the time of a promotion. The Corporation has adopted a Stock Option Grant Policy which provides for a grant of a number of options based on a pre-approved salary administration structure, involving a calculation of an employee’s target long-term incentive based on a specified percentage of the employee’s annual salary, divided by the grant date fair value of an option using the Black-Scholes Model, and multiplied by 3. In certain circumstances, the CEO and the VP of Human Resources may make recommendations to the Compensation Committee regarding individual stock option awards for recipients where a variance from the policy is proposed.

The Compensation Committee deliberates and considers the calculated number under the Stock Option Grant Policy as well as other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from management for all eligible employees and may accept or adjust these recommendations.

Stock option grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual, except in the case of a promotion, where previous option grants may be considered in determining an appropriate grant to bring the promoted employee’s option holdings into line with his or her new position.

Stock Option Plan Amendments

The Board has the authority to discontinue the stock option plan at any time without shareholder approval. The Board may also make certain amendments to the plan without shareholder approval, including such amendments as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date. No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the stock option plan. The stock option plan also provides that certain amendments be approved by the shareholders of Lake Shore Gold as provided by the rules of the Toronto Stock Exchange (“TSX”).

Other Compensation

Executive officers receive other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers. Benefits include a defined contribution pension plan (as described below), traditional health and welfare programs, and limited executive perquisites.

Certain executive officers who work at the Corporation’s head office are eligible for a Corporation-paid reserved parking stall which in 2010 was valued at approximately $3,700 for a full year.

How the Corporation Determines Compensation

The Role of the Compensation Committee

The Compensation Committee approves, or recommends for approval, all compensation to be awarded to the NEOs. The Compensation Committee directs management to gather information on its behalf, and provide initial analysis and commentary. The Compensation Committee reviews this material along with other information received from external advisors in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management recommendations or to consult its own external advisors.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs. Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

In November 2010 the Compensation Committee engaged Hugessen Consulting Inc. (“Hugessen”) as executive compensation consultants. Hugessen reported to the Chair of the Compensation Committee and provided input to the Committee on the competitiveness and effectiveness of the current design and administration of the short term and long term incentive plans, and reviewed the compensation provided to the executive officers. Hugessen also provided input and guidance on the compensation paid to the non-executive directors. The decisions made by the Committee also reflect additional factors and considerations other than the information provided by Hugessen.

The Compensation Committee specifically directed Hugessen to carry out the following:

1.               Review of compensation philosophy and peer groups.

2.               Review the competitiveness of the Lake Shore Gold’s compensation of NEOs with respect to:

a.               Base salary;

b.              Total cash compensation (base salary + cash bonus); and

c.               Total Direct Compensation (total cash compensation + present value of LTI).

3.               Review executive stock ownership guidelines and practices among the market peer group.

4.               Review and comment on the short-term and long-term incentive plan designs and their alignment with corporate strategy, competitive practice and best practice.

5.               Review the level and form of non-executive director compensation with respect to:

a.               Cash retainer and value of equity retainer;

b.              Committee chair premiums;

c.               Meeting fees;

d.              Board Chair compensation; and

e.               Any other relevant information.

Lake Shore Gold paid Hugessen $24,000 in 2010 and $90,000 in 2011 for these services.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Corporation. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for NEOs, and whether, and to what extent, criteria for the previous year have been achieved for those individuals. The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if requested by the Compensation Committee.

The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO does not engage in discussions with the Compensation Committee regarding his own compensation. The VP of Human Resources provides the Compensation Committee and the Chair of the Board with relevant market data and other information as requested, in order to support the Compensation Committee’s deliberations regarding the CEO’s compensation and subsequent recommendation to the Board.

Performance Assessment

The Compensation Committee’s comprehensive assessment of the overall business performance of Lake Shore Gold, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

The Compensation Committee’s assessment of performance is based on key performance indicators (“KPIs”) set annually for each member of senior management. The KPIs have three components with a weighting attached to each component. The first component is based on corporate objectives for financial performance, growth through development and exploration, and compliance with health, safety and environmental targets. The second component is based on operational objectives and includes production and development targets for the year. The third component is based on divisional objectives related to the executive’s role within the organization. All objectives may include a combination of quantitative and qualitative measures. In addition to the specified KPIs, the Compensation Committee and Board reserve the discretion to increase the bonus award to any particular NEO where deemed appropriate.

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual executive officer who reports to the CEO. The Board Chair and Compensation Committee have in-camera discussions to complete an independent assessment of the performance of the CEO. The Compensation Committee then determines an overall individual performance rating for each individual executive officer.

A summary of the 2010 KPIs and results are noted in the section “Compensation Decisions Made for 2010”, below.

Internal Equity and Retention Value

Executive officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels. The difference between one executive officer’s compensation and that of the other NEOs reflects, in part, the difference in their relative responsibilities.

The Compensation Committee also considers the retentive potential of its compensation decisions. Retention of the NEOs is critical to business continuity and succession planning.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current stock option grants or other forms of compensation because of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement.

Compensation Decisions Made For 2010

The following tables set out the performance objectives for 2010 for each NEO along with the percentage of short-term incentive available for achieving each objective, as well as the Compensation Committee’s determination of the amount to be paid for achievement, expressed as a percentage:

Anthony Makuch

	Total Bonus available	Bonus awarded
	for achievement as a	as a percentage
Objectives	percentage of salary	of salary
Share price performance at 90th percentile relative to peer group	30	20
Execute a strategy with Hochschild Mining plc in relation to the standstill expiring November 2010, which ensures equal treatment of all shareholders	22.5	15
Achieve cash flow and capital expenditures 10% below budget and ensure adequate liquidity for future growth	30	30
Execute planned development of Timmins West Mine Complex and Bell Creek Complex and position mines for future production goals	15	10
Increase total resources by 100%	15	10
Succession planning	15	8
Zero reportable environmental incidences	3.75	2.5
Total Injury Frequency Rate (incidents per 200,000 man hours) not more than 3	3.75	0
Achieve 100,000 ounces in gold production	30	18
Board discretion		11.5
TOTAL	165	125

Mario Stifano

	Total Bonus available	Bonus awarded
	for achievement as a	as a percentage
Objectives	percentage of salary	of salary
Share price performance at 90th percentile relative to peer group	3.75	3.75
Commercial production by Q4	7.5	7.5
Achieve cash flow and capital expenditures 10% below budget	7.5	7.5
Ensure the Corporation has adequate liquidity through line of credit or other financing	15	10
Zero reportable environmental incidences	1.875	1.25
Total Injury Frequency Rate (incidents per 200,000 man hours) not more than 3	1.875	0
Achieve 100,000 ounces in gold production	15	9
Achieve IFRS implementation on time and under budget	7.5	5
Maintain timely and accurate financial reporting	7.5	5
Implement policies and procedures to transition accounting and financial reporting to commercial production	7.5	5
Board and CEO discretion		5
TOTAL	75	59

Brian Hagan

	Total Bonus available	Bonus awarded
	for achievement as a	as a percentage
Objectives	percentage of salary	of salary
Commercial production by Q4	9	6
Achieve cash flow and capital expenditures 10% below budget	4.5	3
Zero reportable environmental incidences	2.25	1.5
Total Injury Frequency Rate (incidents per 200,000 man hours) not more than 3	2.25	0
Achieve 100,000 ounces in gold production	18	10.8
Maintain compliance with HS&E management systems	4.5	3
Obtain approvals for Bell Creek	9	4.8
Obtain approvals for Timmins Mine	9	6
Have OHSAS 18000 elements in place by year end	9	5.4
Have ISO 14001 elements in place by year end	9	5.4
Implement Behaviour Based Safety, Workplace Demonstrations & Refresher Training	4.5	0
Negotiate impact and benefits agreement with First Nations	9	6
Board and CEO discretion		12
TOTAL	90	63.9

Michael Kelly

	Total Bonus available	Bonus awarded
	for achievement as a	as a percentage
Objectives	percentage of salary	of salary
Achieve cash flow and capital expenditures 10% below budget	5.625	5.625
Execute planned development of Timmins West Mine Complex and Bell Creek Complex and position mines for future production goals	11.25	7.5
Zero reportable environmental incidences	2.8125	1.875
Total Injury Frequency Rate (incidents per 200,000 man hours) not more than 3	2.8125	0
Commercial production by Q4	28.125	18.75
Achieve 100,000 ounces in gold production	11.25	6.75
Achieve scheduled development for Timmins Mine and Bell Creek	5.625	3.75
Have OHSAS 18000 elements in place by year end	5.625	3.375
Have ISO 14001 elements in place by year end	5.625	3.375
Develop plans for deepening shaft at Timmins West Complex beginning 2011	11.25	0
Develop plans for deepening shaft at Bell Creek Complex beginning 2011	11.25	6
Succession planning	5.625	3.375
Finalize mill expansion plans	5.625	3.75
Board and CEO discretion		7.5
TOTAL	112.5	71.625

Eric Kallio

	Total Bonus available	Bonus awarded
	for achievement as a	as a percentage
Objectives	percentage of salary	of salary
Share price performance at 90th percentile relative to peer group	3.75	2.5
Achieve cash flow and capital expenditures 10% below budget	3.75	3.75
Zero reportable environmental incidences	1.875	1.25
Total Injury Frequency Rate (incidents per 200,000 man hours) not more than 3	1.875	0
Achieve 100,000 ounces in gold production	11.25	6.75
Have OHSAS 18000 elements in place by year end	1.875	1.25
Have ISO 14001 elements in place by year end	1.875	1.25
Replace resources at Timmins Mine	11.25	7.5
Advance models at Thunder Creek to facilitate advanced exploration work	7.5	6.25
Identify 1.5 million ounces of resources at Bell Creek Complex	7.5	7.5
Identify new target opportunities at Bell Creek West	3.75	2.5
Identify new target opportunities at West Timmins properties	3.75	3.75
Identify new target opportunities at Casa Berardi	3.75	2.5
Management of project evaluations and land management including exploration and asset maximization plan for Mexican assets	1.875	1.25
Maintain aggressive exploration program within approved budget of $28.9 million	1.875	1.25
Recruitment of personnel and development for succession planning	3.75	2.5
Board and CEO discretion		5
TOTAL	71.25	56.75

The Compensation Committee assessed the individual performance of each of the NEOs subjectively in light of their contributions towards the overall performance of the Corporation in meeting its corporate and operational objectives, and the achievement of divisional targets. The Committee, in the exercise of its discretion, also considered each NEOs contributions to special projects and other activities deemed worthy of recognition, which advanced the interests of the Corporation but were not otherwise reflected in stated objectives.

Further information regarding Lake Shore Gold’s corporate financial and business performance can be found in Management’s Discussion and Analysis for the year ended December 31, 2010, filed on SEDAR (www.sedar.com).

Decisions Related To Executive Compensation That Were Taken After Year End

Following year-end, the Compensation Committee considered and approved salary increases for certain officers, including the CEO, of up to 20%, to align the officers with the median average salary for the position based on the Coopers Survey data, or to recognise the significant role and contributions of a particular NEO in the ongoing success of the Corporation.

In addition, based on Hugessen’s review and other factors, the Board adopted stock ownership guidelines for executives.  All executives other than the CEO will be required to hold shares of the Corporation with a value equal to their annual salary, and the CEO will be required to hold shares of the Corporation with a value equal to twice his annual salary.  All executives will have until March 2016 to comply.

The Compensation Committee is also developing a performance share unit plan as part of the Corporation’s long term incentive compensation for executives, which would reduce the Corporation’s reliance on stock options as long term incentive compensation.  Further work with respect to the implementation and adoption of the plan is required and will be carried out over the course of the year.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Shares (being the percentage increase (or decrease) in the trading price of its Shares on a yearly basis based on an investment in the Corporation's Shares on December 31, 2005 with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Corporation's Shares and in the securities contained in the S&P/TSX Composite Index on December 31, 2005, and compounded annually thereafter.  On December 31, 2005, the closing price of the Corporation’s stock on the TSX was $2.47.

Date	Dec 31 2005	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009	Dec 31 2010
LSG	$100	$63.16	$70.85	$57.49	$167.21	$168.42
S&P/TSX Composite	$100	$117.26	$128.79	$86.28	$116.53	$137.05

All of the current NEOs joined the Corporation after 2007. Since 2007, the overall trend in the Corporation’s stock price has been upward, more than doubling over that period.  The Compensation

Committee believes the increase in the stock price reflects, in part, the efforts of the executive officers in moving the Corporation and its business forward during that period and growing the Corporation from an exploration company into a mining company.  The Compensation Committee believes those same factors justify the increases in executive compensation that have occurred over the same period.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
					Non-Equity Incentive Plan Compensation ($)
			Share-	Option-		Long-
			based	based	Annual	Term	Pension	All Other	Total
Name and		Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	($)	($)	($) (4)	Plans	Plans	($)	($)	($)
Anthony Makuch (1)	2010	600,000	—	2,518,910	750,000	—	22,000	—	3,890,910
	2009	500,000		1,009,985	550,000		30,000	—	2,089,985
	2008	333,333		1,377,740	460,000		20,000	330,000	2,521,073
Mario Stifano (2)	2010	324,000	—	650,041	179,010	—	19,440	—	1,172,491
	2009	270,000		307,922	148,500		16,200	—	742,622
	2008	57,719		125,865	28,500		2,700		186,284
Brian Hagan	2010	265,000	—	270,850	141,113	—	15,900		692,863
	2009	250,000		277,130	156,250		15,000	49,315	698,380
	2008	127,841		207,870	90,000		6,875		481,900
Eric Kallio	2010	252,000	—	529,620	136,710	—	15,120	—	933,450
	2009	210,000		307,922	131,250		12,600	—	661,772
	2008	80,500		161,828	40,250		2,100		284,678
Mike Kelly (3)	2010	280,000	—	581,374	200,550	—	16,800	—	1,078,724
	2009	13,820		543,385	6,910		0		564,115

(1)                     Anthony Makuch was appointed CEO of the Corporation effective March 1, 2008.

(2)                     Mario Stifano was appointed CFO of the Corporation effective October 15, 2008.

(3)                     Mike Kelly was appointed Senior Vice-President, Operations, effective December 14, 2009, and ceased to be an officer of the Corporation on February 24, 2011.

(4)                     The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 67%; risk free interest rate of 1.79%, and expected life of 3.5 years.

Each of the NEOs is employed by the Corporation pursuant to an employment contract which sets out the NEO’s base salary and target bonus entitlements.

Incentive Plan Awards

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
						Market or
					Number of	Payout
					Shares or	Value of
	Number of				Units	Share-
	Securities			Value of	of Shares	based
	Underlying	Option		Unexercised	That	Awards
	Unexercised	Exercise	Option	In-The-Money	Have Not	That Have
	Options	Price	Expiration	Options	Vested	Not Vested
Name	(#)	($)	Date	($)(1)	(#)	($)
Anthony Makuch	1,152,300	1.73	1/2/2013	2,800,089	—	—
	400,000	0.80	11/6/2013	1,344,000
	492,000	4.13	11/17/2014	14,760
	1,395,000	3.65	10/05/2015	711,450
Mario Stifano	375,000	0.89	10/15/2013	1,226,250	—	—
	150,000	4.13	11/17/2014	4,500

	360,000	3.65	10/05/2015	183,600
Brian Hagan	150,000	1.63	5/5/2013	379,500	—	—
	300,000	0.80	11/6/2013	1,008,000
	135,000	4.13	11/17/2014	4,050
	150,000	3.65	10/05/2015	76,500
Eric Kallio	300,000	1.28	8/11/2013	864,000	—	—
	150,000	4.13	11/17/2014	4,500
	150,000	3.15	06/30/2015	151,500
	150,000	3.65	10/05/2015	76,500
Mike Kelly	300,000	3.74	12/13/2014	126,000
	180,000	3.15	06/30/2015	181,800
	150,000	3.65	10/05/2015	76,500

(1)                     Based on the December 31, 2010, closing price on the TSX, which was $4.16.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
	Option-Based Awards -	Share-based Awards -
	Value Vested During the	Value Vested During the	Non-equity Incentive Plan Compensation
	Year	Year	- Value Earned During the Year
Name	($)	($)	($)
Anthony Makuch	837,320	—	750,000
Mario Stifano	340,000	—	179,010
Brian Hagan	265,850	—	141,113
Eric Kallio	334,500	—	136,710
Mike Kelly	374,000	—	200,550

Pension Plan Benefits

DEFINED CONTRIBUTION PLAN

(a)	(b)	(c)	(d)	(e)
	Accumulated Value at			Accumulated Value at
	Start of Year	Compensatory	Non-compensatory	Year End
Name	($)	($)	($)	($)
Anthony Makuch	49,243.78	22,000	9,034.57	80,278.35
Mario Stifano	20,034.42	19,440	830.07	40,304.49
Brian Hagan	22,287.65	15,900	3,660.71	41,848.36
Eric Kallio	17,176.08	15,120	3,044.18	35,340.26
Mike Kelly	0	16,800	797.48	17,597.48

Every full time employee is eligible to participate in the Corporation’s pension plan as of the first day of the month following the employee’s date of hire, and the employee’s pension entitlement vests after one full year of continuous membership in the plan. The normal retirement age for the Corporation’s pension plan is 55. A terminated member can convert his or her pension plan assets into income (in the form of a life income fund or an annuity) at age 45 (10 years prior to the normal retirement date).

Contributions are calculated as 6% of an employee’s base salary, and the potential income to the employee at the time of payout is a function of the returns generated based on the investment decisions made, which are controlled by the employee. The Canada Revenue Agency stipulates the minimum and maximum amount that can be withdrawn annually from a locked-in retirement account by an employee based on a prescribed rate, the value of the account and the employee’s age.

The Corporation does not have any policies on granting extra years of credited service.

The Corporation does not currently have any deferred compensation plans.

Termination and Change of Control Benefits

Each NEO of the Corporation has an employment agreement in place which provides for a payment in the event that the NEO is terminated other than for cause, or in the event that a Triggering Event (as described below) occurs within 12 months following a Change of Control (as described below).

A “Change of Control” will have occurred if any one of the following circumstances transpires (a) more than 50% of the current Board is replaced other than through natural attrition; (b) anyone acquires 50% or more of the Corporation’s common shares or the shareholders approve such an acquisition; (c) the Corporation disposes of a majority of its property or assets or the shareholders approve such a disposition; (d) the Corporation becomes insolvent or bankrupt.

A “Triggering Event” means the occurrence of any one of the following events without the agreement of the NEO: (i) an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO; (ii) a diminution of the title of the NEO; (iii) a change in the position or body to whom the NEO reports; or (iv) a change in the hours or location of the NEO’s employment.

As well, the Corporation’s Stock Option Plan provides that all unvested options vest and become immediately exercisable upon a change of control, which is defined under the Stock Option Plan to mean the acquisition by any person (alone or together with joint actors) of not less than 20% of the issued and outstanding common shares of the Corporation.

In the event of a termination without cause, or both a Change of Control and Triggering Event,

•                            the CEO would be entitled to a payment equal to 24 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage);

•                            the Senior Vice President of Operations would be entitled to a payment equal to 12 months’ if the termination occurred in the second year, and 18 months’ if the termination occurred in any year thereafter; and

•                            each other NEO would be entitled to a payment of 12 months’ salary plus bonus and continued benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage).

There are no significant conditions or obligations with which a NEO must comply in order to receive payment.

Other significant terms of the agreements relating to the payments described above are that: none of the NEOs is required to mitigate his damages; each NEO is entitled to the full payment even if he obtains alternative employment; and the payment constitutes a full and final settlement of any claims that might otherwise exist as a result of termination of the NEO’s employment.

The following table sets out the estimated payments in the event of a termination or Triggering Event following a Change of control, assuming that the event giving rise to the payment occurred on the last business day of 2010.

PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

	Amount in respect of	Amount in respect of	Amount in respect of
	salary	bonus	benefits
	$	$	$	TOTAL
Anthony Makuch	1,200,000	1,100,000	15,949	$2,315,949
Mario Stifano	324,000	179,010	6,823	$509,833
Brian Hagan	265,000	156,250	6,600	$427,850
Eric Kallio	252,000	131,250	6,438	$389,688
Mike Kelly	280,000	140,000	4,149	$424,149

Director Compensation

DIRECTOR COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
		Share-	Option-	Non-Equity
	Fees	based	based	Incentive Plan	Pension	All Other	Total
	Earned	Awards	Awards	Compensation	Value	Compensation	Compensation
Name	($)	($)	($) (2)	($)	($)	($)	($)
Alan Moon	118,731	—	184,178	—	—	—	302,909
Daniel G. Innes	89,269	—	184,178	—	—	—	273,447
Arnold Klassen	118,000	—	184,178	—	—	—	302,178
Peter Crossgrove	110,019	—	184,178	—	—	—	294,197
Frank Hallam	78,500	—	184,178	—	—	—	262,678
Jonathan Gill	122,000	—	184,178	—	—	—	306,178
Anthony Makuch (1)

(1)                     Mr. Makuch does not receive any compensation for his role as director and his compensation as President and CEO is reported in the Summary Compensation Table above.

(2)                     The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 67%; risk free interest rate of 1.79%, and expected life of 3.5 years.

Material Factors Necessary to Understand Director Compensation

The compensation scheme for non-executive directors for 2010 included the following cash payments:

•  an annual fee of $50,000;

•  an additional annual fee of $25,000 for the Chair of the Board;

•  an additional annual fee of $15,000 for the Chair of the Audit Committee;

•  an additional annual fee of $5,000 for the Chair of each other committee of the Board;

•  an additional $1,500 for each meeting attended, in person or by telephone;

•       an additional $1,500 for each non-meeting day of service provided by a director in his capacity as such; and

•        an additional $1,500 per meeting attended in person for each director who has to travel from outside the province where the meeting is held.

Directors are also reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

For 2011, the Compensation Committee commissioned a report on non-executive director compensation from Hugessen Consulting. Hugessen was paid to conduct an analysis on the level and form of non-executive director compensation using the following comparator peer group:

Agnico Eagle

IAMGOLD Corp

Eldorado Gold Corp

Centerra Gold

Yamana Gold

Northgate Minerals

Red Back Mining

Inmet Mining Corporation

Quadra FNX Mining

Aurizon Mines Ltd

New Gold Inc

HudBay Minerals Corp

The report reviewed director compensation including:

•  Cash retainer and value of equity retainer;

•  Committee chair premiums;

•  Meeting fees;

•  Board Chair compensation; and

•  Other travel fees, flat fees, etc.

Hugessen commented that the compensation for the non-executive Board Chair was below the 25th percentile, and that compensation for other director roles was generally positioned at median of peer group.

Based on the results of the review and other factors taken into consideration, the Board approved an increase to the annual fee for the Chair of Board to $75,000. The Board also adopted Hugessen’s recommendation to increase the stock ownership guidelines for non-executive directors; non-executive directors are now required to hold shares of the Corporation valued at $150,000, and must comply by March 2014. There were no other changes made to the Board Compensation.

Director Option-based Awards

DIRECTOR OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
					Number of
					Shares or	Market or
	Number of				Units	Payout Value
	Securities			Value of	of Shares	of Share-
	Underlying	Option		Unexercised	That	based Awards
	Unexercised	Exercise	Option	In-The-Money	Have Not	That Have Not
	Options	Price	Expiration	Options	Vested	Vested
Name	(#)	($)	Date	($)(2)	(#)	($)
Alan Moon	50,000	1.75	11/23/2011	120,500	—	—
	50,000	1.96	11/20/2012	110,000
	60,000	0.80	11/6/2013	201,600
	51,000	4.13	11/17/2014	1,530
	102,000	3.65	10/05/2015	52,020
Daniel G. Innes	50,000	1.75	11/23/2011	120,500	—	—
	50,000	1.96	11/20/2012	110,000
	60,000	0.80	11/6/2013	201,600
	51,000	4.13	11/17/2014	1,530
	102,000	3.65	10/05/2015	52,020
Arnold Klassen	50,000	1.60	5/25/2013	128,000	—	—
	60,000	0.80	11/6/2013	201,600
	51,000	4.13	11/17/2014	1,530
	102,000	3.65	10/05/2015	52,020
Jonathan Gill	50,000	1.27	8/8/2013	144,500	—	—
	60,000	0.80	11/6/2013	201,600
	51,000	4.13	11/17/2014	1,530
	102,000	3.65	10/05/2015	52,020
Peter Crossgrove	36,500	2.12	06/24/2014	74,460	—	—
	102,000	4.13	11/17/2014	3,060
	102,000	3.65	10/05/2015	52,020
Frank Hallam	237,250	0.55	9/21/2011	856,472.5	—	—
	73,000	0.82	1/7/2014	243,820
	36,500	2.12	6/24/2014	74,460
	102,000	4.13	11/17/2014	3,060
	102,000	3.65	10/05/2015	52,020
Anthony Makuch (1)

(1)                    Option information for Mr. Makuch is disclosed above in the table describing Outstanding Share-Based Awards and Option-Based Awards for officers.

(2)                    Based on the December 31, 2010, closing price on the TSX, which was $4.16.

Option grants to directors are intended as a long term incentive and vest in equal portions over three years.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
		Share-based Awards -	Non-equity Incentive Plan
	Option-Based Awards - Value	Value Vested During the	Compensation - Value Earned During
	Vested During the Year	Year	the Year
Name	($)	($)	($)
Alan Moon	86,210	—	—
Daniel G. Innes	86,210	—	—
Arnold Klassen	86,210	—	—
Jonathan Gill	107,377	—	—
Peter Crossgrove	140,420	—	—
Frank Hallam	140,420	—	—
Anthony Makuch (1)

(1)                    Option information for Mr. Makuch is disclosed above in the table describing Incentive Plan Awards - Value Vested or Earned During the Year for officers.

To ensure that directors’ interests are aligned with those of the Corporation’s shareholders, the Board adopted a policy in 2008 that requires each director to hold shares of the Corporation with a market value of not less than $50,000. Directors have three years from the earlier of the date the policy was implemented and the date they joined the board to satisfy the requirement. The following table indicates whether each director has satisfied the requirement as of March 25, 2011.

Director	Shares	Value
Alan C. Moon	188,700	$766,122	Currently satisfies requirement
Daniel G. Innes	772,400	$3,135,944	Currently satisfies requirement
Arnold Klassen	19,800	$80,388	Currently satisfies requirement
Peter Crossgrove	195,353	$793,133	Currently satisfies requirement
Frank Hallam	481,935	$1,956,656	Currently satisfies requirement
Jon Gill	20,000	$81,200	Currently satisfies requirement

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Corporation’s most recently completed financial year.

				Number of securities
				remaining available for
	Number of Securities to be			future issuance under equity
	issued upon exercise of		Weighted-average exercise	compensation plans
	outstanding options,		price of outstanding options,	(excluding securities
	warrants and rights		warrants and rights ($)	reflected in column (a))
Plan Category	(a)		(b)	(c)
Equity Compensation plans	18,739,769	(1)	$2.9719	19,160,755
approved by security holders	1,199,750	(2)	$1.2084	n/a
Equity compensation plans not approved by security holders	513,000	(3)	$3.85	n/a
Total

(1)                     Securities issuable under the Corporation’s Stock Option Plan (described below).

(2)                     Securities issuable by the Corporation under the West Timmins Mining Inc. stock option plan as a result of the business combination on November 6, 2009.

(3)                     Securities issuable by the Corporation under warrants issued in connection with certain acquisitions of property.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Corporation, none of the proposed directors of the Corporation and none of the associates of such persons is or has been indebted to the Corporation at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

MANAGEMENT CONTRACTS

Management services for the Corporation or its subsidiaries are not performed by persons other than the executive officers of the Corporation (see “Statement of Executive Compensation”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices.

1.               Board of Directors

a.                    The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not members of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Alan C. Moon, Jonathan Gill, Arnold Klassen, Peter Crossgrove, Daniel Innes and Frank Hallam.

b.                   Anthony Makuch is the President and CEO and is therefore not considered independent for the purposes of National Instrument 58-101.

c.                    A majority of directors is independent.

d.                   Certain of the current directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Northern Superior Resources Inc.
TransAtlantic Petroleum Corp.
AvenEx Energy Corp.
Daniel G. Innes	Zincore Metals Corp.
Arnold Klassen	Northern Superior Resources Inc.
Zincore Metals Inc.
Peter Crossgrove	Barrick Gold Corporation
Excellon Resources Inc.
Lateegra Gold Corp.
QLT Inc.
Dundee REIT
Pelangio Mines Inc.
Detour Gold Corporation (Vice-Chairman)
Frank Hallam	Platinum Group Metals Ltd.
MAG Silver Corp.
West Kirkland Mining Inc.
Nextraction Energy Corp.

e.                         Each regularly scheduled Board meeting is either preceded or followed by an in camera meeting which members of management do not attend. The Chair informs management of the substance of these meetings to the extent that action is required by management. During 2010 the directors met four times when members of management were not in attendance.

f.                           The Chair of the Board, Alan C. Moon, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO and at all times retains an independent perspective to represent the best interests of the Corporation.

g.                        The following chart illustrates the number of meetings of the Board and each committee, and the directors’ attendance during 2010, with each director’s attendance shown relative to the number of meetings in which he was eligible to participate.

	Board		Committees
				Corporate		Health, Safety
				Governance and		Environment and
Director	Regular	Special	Audit	Nominating	Compensation	Community
Alan C. Moon	4/4	4/4	—	4/4	7/7	—
Daniel G. Innes	4/4	4/4	—	—	—	4/4
Anthony Makuch	4/4	4/4	—	—	—	—
Arnold Klassen	4/4	4/4	4/4	—	—	—
Jonathan Gill	4/4	4/4	—	—	4/4	4/4
Frank Hallam	4/4	4/4	2/2	—	—	2/2
Peter Crossgrove	4/4	4/4	—	4/4	—	—

2.                          Board Mandate

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board acts in accordance with the Canada Business Corporations Act; the Corporation’s Articles of Continuance; the Corporation’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies. The Board approves significant decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

a.      Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation’s constating documents and Canadian corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

b.      Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

c.                          Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.                         Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of senior management. The performance of senior management is always under scrutiny.

e.                          Disclosure Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Corporation’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation’s relationship with its shareholders.

f.                             Internal Control and Management Information Systems

The effectiveness and integrity of the Corporation’s internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation’s financial controls, the Board, through the audit committee which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.                         Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Corporation’s Guide to Corporate Governance. The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Corporation in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.                         Feedback

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

i.                            Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.                          Position Descriptions

a.                         The Board has developed written position descriptions for the Chair and the Chair of each Board committee.

b.                        The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.                          Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business:

i.          Each new director is provided with a copy of the Board Manual, which contains the Corporation’s policies and provides a comprehensive introduction to the Board, its committees and its directors; and

ii.         The Chair determines what orientation to the nature and operation of the Corporation’s business will be necessary and relevant to each new director, based on the new director’s skill set and professional background, and ensures that adequate orientation is provided by the board or management, or by external service providers where necessary. This may include enrollment in programs offered by the Institute of Corporate Directors, at the Corporation’s expense.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.         The Board Manual is updated annually and revised materials are given to each director.

ii.        The Board may request from management, technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for the non-technical directors.

iii.       Directors are encouraged to participate in continuing education programs through the Institute of Corporate Directors or other service providers.

iv.       Directors are encouraged to make site visits to the Corporation’s properties.

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

5.                          Ethical Business Conduct

a.                         The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR and is posted on the Corporation’s web site.

i.                             A copy of the Code is provided to each director, officer, employee and consultant. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.                          In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.                       There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.                        The Board complies with the conflict of interest provisions of the Canada Business Corporations Act, as well as relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.                         In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.                          Nomination of Directors

a.                         In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.              the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.             the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

b.                        The Corporate Governance and Nominating Committee is composed entirely of independent directors.

c.                         The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.                          Compensation

a.                         The process by which the Board determines the compensation for executive officers of the Corporation is described in the Compensation Discussion and Analysis of the Compensation Committee. The Board determines the compensation for the Corporation’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.                        The Board has a Compensation Committee composed entirely of independent directors.

c.                         The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication. The Committee has the power to engage outside advisors and determine its own procedures.

8.                          Other Board Committees

In addition to the Audit, Compensation, and Corporate Governance and Nominating committees, the Board has a Health, Safety, Environment and Community Committee (HSECC). The HSECC has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment, environmentally safe work practices and sustainable development, and appropriate community relations.

9.                          Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors annually. Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter and the performance of the committee as a whole. The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board conducts an annual review of its performance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any proposed director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Corporation, except as disclosed herein.

AUDIT COMMITTEE DISCLOSURE

The Corporation paid the following fees to Deloitte & Touche in respect of services provided for the year ended December 31, 2010:

2010
a) Audit Fees	$445,500
b) Audit Related Fees	78,500
c) Tax Fees	6,572
d) All Other Fees	—
$530,572

Audit Fees include work by the auditor with respect to the prospectus issued in September 2010 in connection with a financing by the Corporation and the prospectus issued by the Corporation in October 2010 in connection with the secondary offering by Hochschild Mining plc.

Audit Related Fees incurred in 2010 were for the accounting treatment of certain transactions undertaken by the Corporation during the year; French translation services in respect of audited information in connection with prospectus filings; and matters relating to the Corporation’s conversion to financial reporting under IFRS.

Tax fees incurred in 2010 were for an impact study relating to the Harmonized Sales Tax.

Additional Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com).

PARTICULARS OF MATTERS TO BE ACTED UPON

I. Confirmation of the Shareholder Rights Plan

On March 29, 2011, the board of directors of the Corporation (the “Board”) approved the adoption of a shareholder rights plan (the “Rights Plan”). The Rights Plan is currently effective, but is subject to approval by the shareholders of the Corporation (“Shareholders”) at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve the Rights Plan and the issuance of all Rights (defined below) to be issued pursuant to the Rights Plan. The Rights Plan has a term of three years and will expire on March 29, 2014, unless otherwise terminated in accordance with its terms. Approval of the Rights Plan by Shareholders is required by the rules of the Toronto Stock Exchange. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the Rights Plan dated March 29, 2011, between the Corporation and Computershare Investor Services Inc. may be obtained by contacting the Corporate Secretary of the Corporation.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for the Corporation’s Board and Shareholders to asses an unsolicited take-over bid for the Corporation, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, to provide Shareholders with an equal opportunity to participate in a take-over bid and to protect the interests of the Shareholders of the Corporation.

The Rights Plan encourages a potential offeror who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of common shares of the Corporation (“Common Shares”), other than the offeror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the offeror to substantial dilution of its holdings.

Currently, the Board is not aware of any pending or threatened take-over bid for the Corporation.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

a.                         Time

The Board is of the view that 35 days constitutes an insufficient amount of time to permit the Board and the Shareholders to asses an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Common Shares held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn.

b.        Pressure to Tender

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which prevents Common Shares from being taken up and paid for under the bid unless more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Common Shares have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, reducing concern about undue pressure to tender to the bid.

c.         Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Corporation without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, an offeror could acquire blocks of Common Shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate Common Shares through stock exchange acquisitions, which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Corporation’s outstanding Voting Shares must be made to all Shareholders.

Confirmation by Shareholders

If the resolution to Shareholders to approve the Rights Plan (the “Rights Plan Resolution”) is ratified and confirmed at the Meeting, the Rights Plan will continue in effect until the earlier of the Termination Time (as defined in the Rights Plan), March 29, 2014, and the Close of Business (as defined in the Rights Plan) on the date it becomes void pursuant to the Rights Plan. If the Rights Plan Resolution is not ratified and confirmed at the Meeting, the Rights and the Rights Plan will terminate on the date of the Meeting.

The Board reserves the right to alter any terms of the Rights Plan, or to terminate the Plan altogether, at any time prior to the Meeting in the event that the Board determines that to do so is in the best interest of the Corporation and its Shareholders.

a.        Effective Date

The effective date of the Rights Plan is March 29, 2011 (the “Effective Date”).

b.        Term

Subject to the approval by Independent Shareholders at the Meeting, as set forth herein, the Rights Plan and the Rights issued thereunder will expire on March 29, 2014, unless otherwise terminated in accordance with their terms.

c.         Issue of Rights

One right (a “Right”) was issued and attached to each Common Share of the Corporation outstanding on the Effective Date and has and will attach to each Common Share subsequently issued prior to the expiry date.

d.        Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares of the Corporation, other than by an acquisition pursuant to a take-over bid permitted by the Shareholders Rights Plan (a “Permitted Bid”). The exercise price is $100 per Common Share, subject to anti- dilution adjustments. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares of the Corporation, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of Common Shares for $100, subject to anti-dilution adjustments.

e.         Certification and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

f.          Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

i.                The take-over bid must be made by way of a take-over bid circular;

ii.             The take-over bid must be made to all shareholders, other than the offeror;

iii.          The take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only is at such time more than 50% of the Common Shares held by Shareholders, other than the offeror, its affiliates and persons acting jointly or in concert and certain other person (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn;

iv.           If more than 50% of the Common Shares held by Independent Shareholders are tendered to the take- over bid within the 60 day period, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;

v.              The take-over bid must permit Common Shares to be deposited pursuant to the take-over bid,

unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

vi.           The take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirements that it be outstanding for a minimum period of 35 days.

g.        Waiver

The Board may waive the application of the Rights Plan to any Flip-in Event (an “Exempt Acquisition”) if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 30 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event which may arise under any take-over bid then in effect.

h.        Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights after the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.

i.         Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and may make amendments to the Rights Plan to maintain its validity due to changes in applicable laws, rules or regulatory requirements.

j .         Board Of Directors

The Rights Plan will not detract or lessen the duty of the Board to act honestly and in good faith with a view to the best interest of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

k.        Exemptions for Investment Managers, etc.

Investment fund managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a take-over bid.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation Resolution No. 1, the full text of which is set out below, authorizing the Rights Plan.

Recommendation of the Board of Directors

The Board of Directors recommends that the Shareholders approve the proposed Rights Plan.

The Board believes the Rights Plan will provide adequate time for the Corporation’s Board and Shareholders to asses an unsolicited take-over bid for the Corporation, provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, provide Shareholders with an equal opportunity to participate in a take-over bid and protect the interests of the Shareholders of the Corporation.

RESOLUTION NO. 1 - TO CONFIRM THE RIGHTS PLAN

“RESOLVED THAT

1.                          the Shareholder Rights Plan (the “Rights Plan”) of the Corporation be continued, and the shareholder rights plan agreement dated as of March 29, 2011, between the Corporation and Computershare Investor Services Inc., as rights agent be and is hereby ratified and confirmed; and

2.                          any director or officer of the Corporation is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

II. Approval of Stock Purchase Plan

At the Meeting, shareholders will also be asked to consider and, if deemed fit, approve a Stock Purchase Plan, as more particularly described below.

On March 9, 2011, the Board of Directors approved a Stock Purchase Plan (the “Plan”) for the Corporation. The Plan is designed to provide eligible employees an opportunity to acquire a proprietary interest in the Corporation. The Plan is available to all regular full-time employees (but not Directors unless the Director is a full-time employee) who have provided services to the Corporation for at least 12 months.

Employees may elect to participate in the plan by way of payroll deduction at the beginning of each twelve-month period. Employees may not contribute more than 5% of their annual salary to the Plan. At the end of each twelve-month period, funds contributed by the employee and not withdrawn are used to purchase common shares from treasury. The purchase price is the lesser of the fair market value of the common shares at the beginning of the twelve-month period and the end of the twelvemonth period, subject to any necessary tax withholdings. As a result, the purchase price could be below the market price of the securities as of the date of issuance. The TSX has deemed the Plan to be a “securities based compensation arrangement” requiring shareholder approval as common shares could be issued below the TSX permitted discounts.

Participation in the Plan is terminated upon the termination of the employee’s employment with the Corporation for any reason. Any rights under the Plan are not transferrable by a participant other than by will or the laws of succession.

A maximum of 10,000,000 common shares may be purchased under the plan, representing 2.6% of the issued and outstanding common shares as of the date hereof. The maximum number of common shares which may be issued under the Plan in any one fiscal year cannot exceed 1,000,000 common shares. The Plan includes the following restrictions applicable to insiders:

(a)                     the aggregate number of common shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the Corporation’s issued and outstanding common shares;

(b)                    the number of common shares issued to insiders, within any one-year period, under all security based compensation arrangements, cannot exceed 10% of the Corporation’s issued and outstanding common shares; and

(c)                     the number of common shares issued to any one insider and such insider’s associates, within any one-year period, cannot exceed 5% of the Corporation’s issued and outstanding common shares.

Subject to the rules and policies of the TSX and applicable law, the Board of Directors may amend the Plan for any purpose without shareholder approval provided that none of the following amendments will be made to the Plan without the approval of the TSX and Shareholders:

(a)                     amendments to the Plan which would increase the number of common shares issuable under the Plan, other than in connection with certain adjustments;

(b)                    amendments to the Plan which would increase the number of common shares issuable to insiders under the Plan, other than in connection with certain adjustments;

(c)                     amendments that would reduce the purchase price payable by insiders; and

(d)                    the addition of any form of financial assistance to a participant in the Plan.

The TSX has granted approval of the Plan, subject to Shareholder approval. Shareholders will be asked to consider and if thought satisfactory, to approve with or without variation Resolution No. 2, the full text of which is set out below, adopting the proposed Plan.

Recommendation of the Board of Directors

The Board of Directors recommends that the Shareholders approve the proposed Plan, the full text of which is set forth in Schedule “A” hereto. The Board believes implementation of the Plan will provide employees with an incentive to remain with the Corporation and will encourage employees to become shareholders of the Corporation.

RESOLUTION NO. 2 - TO APPROVE AN EMPLOYEE STOCK PURCHASE PLAN

“BE IT RESOLVED THAT

1.                          the Stock Purchase Plan as set forth in Schedule “A” to the Circular is hereby ratified and approved; and

2.                          any officer or director of the Corporation is authorized and directed to execute and deliver all such documents and instruments, and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.”

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting of shareholders must comply with section 137 of the Canada Business Corporations Act. In order to have a proposal and any supporting statement included in the Corporation’s management proxy circular for the next annual meeting of shareholders, the proposal and supporting statement must be received by the Corporation no later than January 13, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation to request copies of the financial statements and Management’s Discussion and Analysis. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

(signed/ Alasdair Federico)
DATED at Toronto, Ontario	Alasdair Federico
April 5, 2011	General Counsel & Corporate Secretary

SCHEDULE “A”

LAKE SHORE GOLD CORP.
EMPLOYEE STOCK PURCHASE PLAN

PLAN DESCRIPTION

The Lake Shore Gold Corp. Employee Stock Purchase Plan is intended to promote the interests of Lake Shore Gold Corp (the “Company”) and its subsidiaries by providing eligible employees an opportunity to acquire a proprietary interest in the Company through a stock purchase plan.

1)                         Definitions.

“Affiliate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

“Associate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time.

“Annual Compensation” means, for each Participant who is an Employee, the annualized gross salary of that Participant, regular compensation and commissions earned during each payroll period, before any deductions or withholding, but excluding overtime pay, bonuses, amounts paid as reimbursements of expenses and other additional compensation, under rules uniformly applied by the Committee.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day which is a trading day on the Exchange.

“Change in Control” shall mean:

(i)                       the acquisition by any person, together with any Affiliate or Associate of such person (other than the Company or its subsidiaries, or an employee benefit plan of the Company or its subsidiaries, including any trustee of such plan acting as trustee), directly or indirectly, of “beneficial ownership”, as defined by the Canada Business Corporations Act (the “CBCA”), of securities of the Company representing 50% percent or more of the combined voting power of the Company’s then outstanding securities; or

(ii)                    the occurrence of a transaction requiring approval of the Company’s shareholders involving the acquisition of the Company or all or substantially all of its business by an entity through purchase of assets, amalgamation, arrangement or otherwise;

“Commitment Date” means, with respect to any given Participant, the first Business Day of each Offering Period or such other Business Day in an Offering Period approved by the Committee.

“Committee” means the Compensation Committee or other committee appointed by the Board of Directors to administer the Plan. All references in the Plan to the Committee means the Board of Directors if no Committee has been appointed.

“Common Shares” means common shares in the capital of the Company.

“Director” means a person occupying the position of director on the Board of Directors and who is not an Employee.

“Eligible Person” means an Employee who is eligible to participate in the Plan pursuant to Section 3.

“Employee” means a full time permanent employee of the Company or any of its subsidiaries.

“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the Committee.

“Fair Market Value” means, at any date, the volume weighted average price per Common Share for Common Shares traded on the Exchange during the five trading days immediately preceding the Purchase Date or the Commitment Date, as the case may be.

“Insider” means:

(i)     an insider of the Company as defined by the Securities Act (Ontario) as amended from time to time; and

(ii)    an Associate or Affiliate of any person who is an Insider by virtue of clause (i) of this definition.

“Leave of Absence” has the meaning ascribed thereto in section 7 hereof.

“Lump Sum Payment” has the meaning ascribed thereto in sub-section 4(c) hereof.

“Market Price” means, for any given day, the volume weighted average trading price of a Common Share on the Exchange.

“Offering Period” means the 12-month period commencing in each year on the first day of June.

“Participant” means an Eligible Person who is participating in the Plan pursuant to Section 4.

“Payroll Deduction” has the meaning ascribed thereto in sub-section 4(b) hereof.

“Plan” means the Lake Shore Gold Corp. Employee Stock Purchase Plan.

“Plan Account” means, for each Participant, an account maintained by the Company or its designated record keeper to which such Participant’s payroll deductions are credited and against which funds used to purchase Common Shares and pay the Tax Withholding are charged and to which Common Shares purchased are credited.

“Purchase Date” means the 31st day of May in the year following the Commitment Date in respect of any Offering Period.

“Purchase Price” means, subject to sub-section 8(b) hereof, the lesser of (i) the Fair Market Value of a Common Share on the Commitment Date for the Offering Period in which the Purchase Date falls, and (ii) the Fair Market Value of a Common Share on the Purchase Date for that Offering Period.

“Taxable Benefit” means the amount by which the Market Price on the Purchase Date

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exceeds the Purchase Price.

“Tax Withholding” means an amount in dollars per Common Share equal to the Taxable Benefit multiplied by the highest marginal combined Federal and Provincial tax rate applicable to Employees.

“Unit Cost” means the sum of the Purchase Price and the Tax Withholding.

2)               Shares Subject to the Plan. Subject to Section 12, the aggregate number of Common Shares which may be sold under the Plan is 10,000,000. The maximum number of Common Shares which may be issued under the Plan in any one fiscal year shall not exceed 1,000,000. No fractional shares may be purchased or issued hereunder. The following restrictions shall also apply to this Plan as well as the Lake Shore Gold Corp. Evergreen Stock Option Plan (2007) and all other plans or stock option agreements to which the Company may be a party:

a)         the aggregate number of Common Shares issuable to Insiders, at any time, under all of the Company’s security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares of the Company; and

b)        Insiders shall not be issued, under this Plan and all of the Company’s other security based compensation arrangements, within any one year period, a number of Common Shares which exceeds 10% of the issued and outstanding Common Shares of the Company;

c)         the Company shall not issue to any one Insider and such Insider’s Associates, within a one year period, a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.

3)               Eligible Persons. Each Employee who has provided services to the Company or any of its subsidiaries, as the case may be, for at least 12 months and who is continuing to provide such services may participate in the Plan. The Committee may exclude all, but not less than all, of the Employees of any subsidiary of the Company located outside of Canada where participation by such Employees would be impractical.

4)               Offering Periods; Participation in the Plan.

a)         Common Shares shall be offered for purchase under the Plan through a series of successive Offering Periods until such time as: (i) the maximum number of Common Shares available for purchase under the Plan shall have been purchased; or (ii) the Plan shall have been terminated in accordance with the terms hereof.

b)        An Eligible Person may participate in the Plan by completing and filing prior to the first day of an Offering Period with the Company or its designated record keeper a subscription agreement and an election form which authorizes payroll deductions (the “Payroll Deductions”) from such Eligible Person’s pay for the purposes of acquiring Common Shares. Such Payroll Deductions shall commence on the first regularly scheduled payroll day of the applicable Offering Period following the receipt by the Company of the election form. Such Payroll Deductions shall continue until the end of the Offering Period unless such Participant terminates participation in the Plan or the Plan is terminated prior to such time. Unless otherwise specified in an election form, or a new election form is filed pursuant to section 6 of the Plan, or participation in the Plan is terminated pursuant to section 7 of the Plan, Participants who have filed a completed subscription agreement and election form shall be deemed to participate in the Plan in subsequent Offering Periods.

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c)         Notwithstanding the foregoing, an Eligible Person shall not be entitled to purchase Common Shares under this Plan on any Commitment Date if the purchase would not comply with the restrictions respecting the issuance/sale of Common Shares set forth in Section 2, and shall not be permitted to make any election with respect to participation in the Plan if doing so would contravene securities laws.

d)        If the aggregate number of Common Shares subscribed for pursuant to the Plan exceeds the total number of Common Shares permitted to be issued under the Plan or the maximum number of Common Shares permitted to be issued under the Plan in respect of a fiscal year, the Common Shares available will be allocated by the Company on a pro rata basis in proportion to each Participant’s balance in his or her Plan Account, and a cash payment for the balance remaining will be refunded to the Participant on the Purchase Date, such calculation and allotment by the Company to be final and binding on all Participants.

5)               Limits on Payroll Deductions. Payroll Deductions shall be made from the amounts paid to each Participant for each payroll period in such amounts as such Participant shall authorize in such Participant’s election form. The maximum Payroll Deduction for each Participant shall be 5% of the Participant’s Annual Compensation. If a Participant’s Annual Compensation is insufficient in any pay period to allow the entire Payroll Deduction elected under the Plan, no deduction shall be made for such pay period. Payroll Deductions will resume with the next regularly scheduled payroll period in which the Participant has pay sufficient to permit the Payroll Deduction. Payroll Deductions under the Plan shall be made in any period only after all other withholdings, deductions, garnishments and the like have been made.

6)               Changes in Payroll Deductions. Subject to the minimum and maximum deductions set forth above in section 5, a Participant who is an Employee may change the amount of such Participant’s Payroll Deductions by filing a new election form with the Company or its designated record keeper during the first seven days of an Offering Period, which change shall be effective for such Offering Period.

7)               Termination of Participation in Plan. A Participant’s participation in the Plan shall be terminated upon the termination of such Employee’s employment with the Company for any reason, and such Participant shall cease to be an Eligible Person at such time. In the event that a Participant’s participation in the Plan is voluntarily or involuntarily terminated, Payroll Deductions under the Plan shall cease and any payments credited to such Participant’s Plan Account prior to such time shall be returned to the Participant. For purposes of this Section 7, the date of termination of an Employee’s employment shall be the date designated in writing by the Company (or by its subsidiary, as the case may be) as the effective date of termination, notwithstanding any period of notice or reasonable notice that the Company (or subsidiary, as the case may be) may be required by contract or at law to provide to the Participant in connection with such termination. For greater clarity, a temporary leave of absence (whether with or without pay) of a Participant from his or her employment with the Company (a “Leave of Absence”) shall not be treated as terminating such Participant’s participation in any Offering Period, provided, however, that in the event of any Leave of Absence of a Participant without pay, such Participant’s Payroll Deductions under the Plan, if any, shall be suspended for the duration of such Leave of Absence, provided further, however, that any such suspension of Payroll Deductions shall not be deemed to be a change made pursuant to sections 6 or 7 hereof for the determination of the amount of the Purchase Price related to any Common Shares to be purchased in an Offering Period.

8)                            Purchase of Shares.

a)         On each Purchase Date, the Company shall apply the funds credited to each Participant’s Plan Account to (i) the purchase (without commissions or fees) of that number of whole

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Common Shares determined by dividing the Unit Cost into the balance in the Participant’s Plan Account on the Purchase Date and (ii) the payment of an amount to be withheld and remitted for taxes equal to the number of Common Shares so purchased multiplied by the Tax Withholding. Any amount remaining shall be carried forward to the next Purchase Date unless the Plan Account is closed.

b)        As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant which shall include the number of Common Shares purchased on the Purchase Date on behalf of such Participant under the Plan.

c)         When requested, a stock certificate for whole Common Shares in a Participant’s Plan Account purchased pursuant to the Plan shall be issued in such Participant’s name or in the name of such Participant and another person as joint tenants with rights of survivorship or as tenants in common. When a Participant ceases to be an Eligible Person pursuant to the provisions of section 7 hereof, a share certificate for whole Common Shares in such Participant’s Plan Account shall be issued in the name of such Participant or in the name of such Participant and the name of another person as joint tenants with right of survivorship or as tenants in common on the Purchase Date. A cash payment shall be made for any fraction of a share in such account, if necessary to close the account.

9)               Rights as a Shareholder. As of the Purchase Date, a Participant shall be treated as record owner of his shares purchased pursuant to the Plan.

10)         Rights Not Transferable. Rights under the Plan are not transferrable by a Participant other than by will or the laws of succession, and are exercisable during the Participant’s lifetime only by the Participant or by the Participant’s guardian or legal representative. No rights or payroll deductions of a Participant shall be subject to execution, attachment, levy, garnishment or similar process.

11)         Application of Funds. All funds of Participant’s received or held by the Company under the Plan before purchase of the Common Shares shall be held by the Company without liability for interest or other increment. All Payroll Deductions received by the Company under the Plan are general corporate assets of the Company.

12)         Adjustments in Case of Changes Affecting Shares. In the event of a subdivision or consolidation of outstanding Common Shares of the Company, or the payment of a stock dividend, the number of shares approved for the Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed equitable by the Committee. In the event of any other change affecting the Common Shares, such adjustment shall be made as shall be deemed equitable by the Committee to give proper effect to such event.

13)         Administration of the Plan. The Plan shall be administered by the Committee. The Committee shall have the authority to construe and interpret the provisions of the Plan and make rules and regulations for the administration of the Plan, and its interpretations and decisions with regard to the Plan and such rules and regulations shall be final and conclusive on all persons affected thereby unless otherwise determined by the Board of Directors. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or its subsidiaries as the Committee shall determine.

14)                      Amendments to the Plan.

a)         Subject to the rules and policies of the Exchange, or any other stock exchange on which the Common Shares are listed, any applicable law, and subsection (b) below, the Board of

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Directors may, without notice or shareholder approval, at any time or from time to time, amend the Plan for any purpose, including, without limitation the following:

i)                                making any amendments to the provisions set out in section 7 of the Plan;

ii)                making any amendments to add covenants of the Company for the protection of Participants, provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants;

iii)             making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the Board of Directors it may be expedient to make, provided that the Board of Directors shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

iv)            making any such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

b)        Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the Exchange (to the extent the Company has any securities listed on the Exchange) and the approval of shareholders:

i)                   amendments to the Plan which would increase the number of Common Shares issuable under the Plan, otherwise than in accordance with section 12 of this Plan;

ii)                amendments to the Plan which would increase the number of Common Shares issuable to Insiders under the Plan, otherwise than in accordance with section 12 of this Plan;

iii)             amendments that would reduce the Purchase Price payable by Insiders; and

iv)            the addition of any form of financial assistance to a Participant.

c)         Subject to Sections 17 and 23, the Board of Directors shall not alter or impair any rights or increase any obligation with respect to previously agreed upon terms under the Plan without the consent of the Participant.

15)         Termination of the Plan. The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company as specified below, or (b) the date no more shares remain to be purchased under the Plan. The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date Participants in the aggregate have options to purchase more Common Shares than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of Common Shares on a pro rata basis, and any excess Payroll Deductions shall be returned to Participants, all as provided by rules and regulations adopted by the Committee.

16)                      Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company.

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17)       Governmental Regulations. The Company’s obligation to sell and deliver its Common Shares pursuant to the Plan is subject to:

a)         the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required;

b)        the admission of such Common Shares to listing on any stock exchange on which Common Shares may then be listed; and

c)         the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities law of any jurisdiction.

In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities law and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

18)         Applicable Law. The Plan is established under the laws of the Province of Ontario and the rights of all parties and the construction and effect of each provision of the Plan shall be according to the laws of the Province of Ontario and the laws of Canada applicable therein.

19)         Effect on Employment. The provisions of this Plan shall not affect the right of the Company or any subsidiary or any Participant to terminate the Participant’s employment with the Company or any subsidiary.

20)         Withholding. The Company reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

21)         Change in Control. In the event of a proposed or actual Change in Control, the Company shall require that each outstanding right hereunder be assumed or an equivalent right be substituted by the successor or purchaser corporation, unless the Plan is terminated.

22)         Approvals. The Plan shall be subject to acceptance by the Exchange and compliance with all conditions imposed by the Exchange. Any rights to purchase Common Shares granted prior to such acceptance shall be conditional upon such acceptance being given and any conditions complied with, and no such right may be exercised unless such acceptance is given and such conditions are complied with.

23)         Corporate Action. Nothing contained in the Plan shall be construed so as to prevent the Company or any subsidiary of the Company from taking corporate action which is deemed by the Company or any subsidiary of the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

24)         Limitation on Sale of Common Shares Purchased Under the Plan. The Plan is intended to provide Common Shares for investment and not for resale. The Company does not, however, intend to restrict or influence any employee with respect to any dealings with Common Shares save and except as provided in clause 17(c). A Participant may, therefore, sell Common Shares purchased under the Plan provided he or she complies with all applicable securities laws. Participants assume the risk of any market fluctuations in the price of the Common Shares.

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25)         Notices. All written notices to be given by Participants to the Company may be delivered personally, or by registered mail, postage prepaid, or by facsimile transmission, addressed as follows:

Lake Shore Gold Corp.

181 University Avenue, Suite 2000

Toronto, Ontario

M5H 3M7

Attention: Corporate Secretary

Fax: 416 703 7764

Any notice given by a Participant pursuant to the terms hereof shall not be effective until actually received by the Company at the above address. Any notice to be given to the Participant shall be sufficiently given if delivered personally or by postage prepaid mail to the last address of the Participant on the records of the Company or the applicable subsidiary and shall be effective seven days after mailing.

26)         Shareholder Approval. The Plan shall become effective on the date it is approved by the shareholders of the Company.

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